GRUPO CASA SABA, S.A.B. DE C.V.
November 14, 2012

GRUPO CASA SABA ANNOUNCES ITS INTENTION TO DELIST FROM
THE NEW YORK STOCK EXCHANGE

Grupo Casa Saba, S.A.B. de C.V. (“GCS” or the “Company”) (BMV: SAB* and NYSE: SAB) announces its intention to delist its American Depositary Shares (“ADSs”) from the New York Stock Exchange (“NYSE”).

GCS will concentrate all trading of its ordinary shares on the Bolsa Mexicana de Valores in Mexico (“BMV”) and will be terminating its current ADS program. GCS has made a number of acquisitions over the last four fiscal years, and it has faced difficulties in integrating these businesses into its financial reporting structure, with the result that its auditors have issued qualified audit reports in three of the last four fiscal years. In determining to delist its ADSs, GCS has taken into account the low trading volume of its ADSs on the NYSE, and the associated costs of maintaining the listing and related obligations, including the increased complexities arising from its recent acquisitions.

GCS has not arranged for the listing or registration of its ADS or ordinary shares on another U.S. national securities exchange or for their quotation in a quotation medium in the United States.

GCS intends to file a Form 25 with the SEC to effect the delisting from the NYSE on or about November 26, 2012. The delisting will become effective 10 days later. GCS will continue to be subject to reporting obligations under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”) until such time as it can terminate its registration under the Exchange Act. GCS will continue discussing with the SEC the resolution of the deficiencies in its financial reporting structure that have led to its auditors issuing qualified audit reports.

GCS’s CEO Manuel Saba Ades commented: “GCS’s delisting from The New York Stock Exchange means we can concentrate our attention and resources on a single listing on the Bolsa Mexicana de Valores. The delisting will have no impact on GCS’s commitment to corporate governance and transparent disclosure.”

About Grupo Casa Saba

Grupo Casa Saba, S.A.B. de C.V. (“GCS”, “the Company” or “the Group”) is one of the leading Mexican distributors of pharmaceutical products, beauty aids, personal care and consumer goods, general merchandise and publications. It also operates one of the most important pharmacy chains in Latin America. In 2011, the company had net sales of Ps. 46,568 million pesos. The Group is currently listed on both the Bolsa Mexicana de Valores (Mexican Stock Exchange) and the New York Stock Exchange (NYSE).

Contacts:
            Grupo Casa Saba                                         IR Communications:
            Carlos Mora                                                  Jesús Martínez Rojas
            +52 (55) 5284-6623                                     +52 (55) 5644-1247
           cmora@casasaba.com                                 jesus@irandpr.com